Exhibit 99.1

Newegg Regains Compliance with Nasdaq Minimum Bid Requirements

CITY OF INDUSTRY, Calif., December 12, 2023 – Newegg Commerce, Inc. (NASDAQ: NEGG) (the “Company” or “Newegg”) today announced that it has received a notification letter (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Capital Market notifying the Company that it had regained compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2) (the “Nasdaq Minimum Bid Price Requirement”).

The Notification Letter confirmed that the Company evidenced a closing bid price at or greater than the $1.00 per ordinary share minimum requirement for the last 10 consecutive business days from November 28, 2023 to December 11, 2023 and that the Company has regained compliance with the Nasdaq Minimum Bid Price Requirement. As a result, the listing matter has been closed.

About Newegg

Newegg Commerce, Inc., founded in 2001 and based in the City of Industry, California, is a leading global online retailer for PC hardware, consumer electronics, gaming peripherals, home appliances, automotive and lifestyle technology. Newegg also serves businesses’ e-commerce needs with marketing, supply chain, and technical solutions in a single platform. For more information, please visit Newegg.com.

Follow Newegg on X (formerly Twitter), TikTok, Instagram, Facebook, YouTube, Twitch and Discord.

Contact

Newegg Commerce, Inc.:

Investor Relations

ir@newegg.com